Filed by Harbor Florida Bancshares, Inc.
pursuant to Rule 425 and the
Securities Act of 1933 and deemed
filed pursuant to Rule 14a-12 under
the Securities Exchange Act of 1934

Subject Company: Harbor Florida Bancshares, Inc.
Commission File Number: 000-22817

ADDITIONAL INFORMATION

In connection with the proposed transaction, National City Corporation intends to file a registration statement on Form S-4 and Harbor Florida Bancshares intends to file a proxy statement/prospectus with the United States Securities and Exchange Commission (SEC). Stockholders and investors are encouraged to read the registration statement, together with the final proxy statement/prospectus, because they will contain important information about the proposed transaction.  Stockholders and investors will be able to obtain free copies of these documents (when available), as well as other filings containing information about National City Corporation and Harbor Florida Bancshares, without charge, at the SEC’s Web site, http://www.sec.gov, and the companies’ respective Web sites, www.nationalcity.com and www.harborfederal.com.  Copies of the proxy statement/prospectus and the SEC filings that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to National City Corporation at 1900 East Ninth Street, Locator 2229, Cleveland, OH 44114 Attention: Investor Relations, 1-800-622-4204, or to Harbor Florida Bancshares at 100 S. Second Street, Fort Pierce, FL 34950, Attention:  Investor Relations, 1-800-226-4375.

The respective directors and executive officers of National City and Harbor Florida Bancshares and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction.  Information regarding National City’s directors and executive officers is available in its proxy statement filed with the SEC on March 8, 2006, and information regarding Harbor Florida Bancshares’ directors and executive officers is available in its proxy statement filed with the SEC on December 16, 2005.  Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

TRANSITION NEWS

News about the Harbor Federal/National City Merger
July 28, 2006

Information Meeting

Thanks to all the managers who attended the Information Meeting with National City executives on Thursday, July 20. The meeting provided information about National City and the merger process. The presentations by Peter Raskind, Jon Gorney and Jon Couture gave an overview of the National City culture, and there was ample time for questions.

If you still have question about National City or the merger, you can email them to CorpComm@NationalCity.com or record them on the voicemail box at 888-808-4489.

Integration Process: Key Events of the Merger

The following are the key events of the merger, as outlined by Jon Gorney at the Information Meeting. You’ll learn more about these events and expected timelines as we go through the integration process.

Fed Approval: This is the approval by the Federal Reserve that is required for the merger to proceed.

Harbor Shareholder Approval: Shareholders of Harbor Florida Bancshares, Inc. will vote on the merger between Harbor and National City Corporation.

Transaction Close: This is the date that Harbor Florida Bancshares, Inc. officially is owned by National City Corporation. For this to occur, the merger needs regulatory and shareholder approvals. Currently the timeline for this event to occur is in the fourth quarter of 2006.

HR / Payroll Conversion: This is the date that the Harbor Federal payroll and other HR systems convert to the National City systems. For this to occur, the transaction will need to have closed. Currently the target timeframe for this event to occur is at year-end 2006.

Systems Conversion: This is the date that the core and financial systems convert to the National City systems and the signage and names change to National City. For this to occur, the transaction will need to have closed. Currently the timeline for this event to occur is in the first quarter of 2007.

National City Announces Acquisition of Fidelity Bancshares

As you know, National City announced on Thursday, July 27, that they have signed a definitive agreement to acquire Fidelity Bancshares, Inc. Fidelity is the fourth largest publicly traded banking company in Florida, with 52 branches from Port St. Lucie to Fort Lauderdale.

While this acquisition is separate from our merger with National City, it further demonstrates their commitment to growth in Florida. We believe there are synergies between Harbor Florida and Fidelity, and we look forward to leveraging the opportunities they afford.

We will learn more in the next few weeks as we begin the integration process.

What’s On Your Mind

We’ve already received many questions on the “What’s On Your Mind” email and voicemail boxes. Many of them were answered at the Information Meeting, and we’ve answered some of them below.

When will we know more about what happens with our ESOP?

Jon Couture explained at the Information Meeting that we are still working out the details to what happens with the ESOP, but that he expects to be able to provide information by August 15.

How will benefits coverage be affected by the merger?

Harbor Federal benefit plans will remain in place through the end of the year. In 2007, employees’ benefits will convert to coverage under National City plans. You’ll receive more details later this year about your future National City benefits and how to enroll in these benefits for 2007.

In connection with the proposed transaction, a registration statement on Form S-4 will be filed with the United States Securities and Exchange Commission (SEC). Stockholders are encouraged to read the registration statement, including the final proxy statement/prospectus that will be a part of the registration statement, because it will contain important information about the proposed transaction. Stockholders will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about National City Corporation and Harbor Florida Bancshares, without charge, at the SEC’s Web site, http://www.sec.gov, and the companies’ respective Web sites, www.nationalcity.com and www.harborfederal.com.  Copies of the proxy statement/prospectus and the SEC filings that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to National City Corporation at 1900 East Ninth Street, Locator 01-2229, Cleveland, OH 44114 Attention: Investor Relations, 1-800-622-4204, or to Harbor Florida Bancshares at 100 S. Second Street, Fort Pierce, FL 34950, Attention:  Investor Relations, 1-800-226-4375.

The respective directors and executive officers of National City and Harbor Florida Bancshares and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction.  Information regarding National City’s directors and executive officers is available in its proxy statement filed with the SEC on March 8, 2006, and information regarding Harbor Florida Bancshares’ directors and executive officers is available in its proxy statement filed with the SEC on December 16, 2005.  Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

This document contains forward-looking statements. Forward-looking statements provide current expectations or forecasts of future events and are not guarantees of future performance, nor should they be relied upon as representing management’s views as of any subsequent date. The forward-looking statements are based on management’s expectations and are subject to a number of risks and uncertainties. Although management believes that the expectations reflected in such forward-looking statements are reasonable, actual results may differ materially from those expressed or implied in such statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the merger on the proposed terms and schedule; the failure of Harbor Florida Bancshares’ stockholders to approve the merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the merger may not be fully realized or may take longer to realize than expected; disruption from the merger making it more difficult to maintain relationships with clients, employees or suppliers; increased competition and its effect on pricing, spending, third-party relationships and revenues; the risk of new and changing regulation in the U.S. and internationally.  Additional factors that could cause National City’s and Harbor Florida Bancshares’ results to differ materially from those described in the forward-looking statements can be found in the 2006 Quarterly Reports on Form 10-Q, as they are filed, and the 2005 Annual Report on Form 10-K of National City and Harbor Florida Bancshares’ filed with the SEC.  Copies of these filings are available at no cost on the SEC’s Web site, www.sec.gov, and on the companies’ respective Web sites, www.nationalcity.com and www.harborfederal.com.  Management may elect to update forward-looking statements at some future point; however, it specifically disclaims any obligation to do so.